Exhibit 99.2

PROXY

ALLOT LTD.

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 13, 2023

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Ziv Leitman and Rael Kolevsohn, and each or any of them, proxies of the undersigned, with full power of substitution to vote all of the shares of Allot Ltd., an Israeli company (the “Company”), which the undersigned may be entitled to vote at the Annual Meeting of Shareholders of the Company to be held at the offices of the Company at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel, on Wednesday, December 13, 2023, at 2:30 p.m. local time or at any adjournment or postponement thereof, as shown on the voting side of this card.

(Continued and to be signed on the reverse side.)

ANNUAL MEETING OF SHAREHOLDERS OF

ALLOT LTD.

December 13, 2023

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, and Proxy Card
are available at www.allot.com
Please sign, date and mail your proxy card in the envelope provided as soon as possible.
Please detach along perforated line and mail in the envelope provided.

1.	TO APPROVE AN AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION, EFFECTIVE IMMEDIATELY UPON THE APPROVAL OF THIS PROPOSAL 1, TO PROVIDE FOR THE ELIMINATION OF THE DIFFERENT CLASSES OF MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY (THE “BOARD”), SO THAT AFTER COMPLETION OF THEIR CURRENT TERM, THE TERM OF EACH DIRECTOR WHO IS ELECTED OR REELECTED AT OR AFTER THE ANNUAL MEETING (OTHER THAN OUTSIDE DIRECTORS, WHO SHALL CONTINUE TO SERVE FOR FIXED THREE-YEAR TERMS IN ACCORDANCE WITH THE ISRAEL COMPANIES LAW, 5759-1999, AS AMENDED (THE “ISRAEL COMPANIES LAW”)) SHALL BE ONE (1) YEAR.	FOR ☐	AGAINST ☐	ABSTAIN ☐

2.	TO ELECT DAVID REIS AS A CLASS II DIRECTOR AND CHAIRMAN OF THE BOARD, TO SERVE UNTIL THE 2026 ANNUAL MEETING OF SHAREHOLDERS (OR, IF PROPOSAL 1 IS APPROVED, TO SERVE UNTIL THE 2024 ANNUAL MEETING OF SHAREHOLDERS), AND UNTIL HIS SUCCESSOR HAS BEEN DULY ELECTED AND QUALIFIED, OR UNTIL HIS OFFICE IS VACATED IN ACCORDANCE WITH THE COMPANY’S ARTICLES OF ASSOCIATION OR THE ISRAEL COMPANIES LAW.	FOR ☐	AGAINST ☐	ABSTAIN ☐

3.	TO REELECT RAFFI KESTEN AS A CLASS II DIRECTOR, TO SERVE UNTIL THE 2026 ANNUAL MEETING OF SHAREHOLDERS (OR, IF PROPOSAL 1 IS APPROVED, TO SERVE UNTIL THE 2024 ANNUAL MEETING OF SHAREHOLDERS), AND UNTIL HIS SUCCESSOR HAS BEEN DULY ELECTED AND QUALIFIED, OR UNTIL HIS OFFICE IS VACATED IN ACCORDANCE WITH THE COMPANY’S ARTICLES OF ASSOCIATION OR THE ISRAEL COMPANIES LAW.	FOR ☐	AGAINST ☐	ABSTAIN ☐

4A.	SUBJECT TO THE APPROVAL OF ITEM 2, TO APPROVE THE CASH COMPENSATION PAYABLE TO DAVID REIS.	FOR ☐	AGAINST ☐	ABSTAIN ☐

4B.	SUBJECT TO THE APPROVAL OF ITEM 2, TO APPROVE THE EQUITY COMPENSATION PAYABLE TO DAVID REIS.	FOR ☐	AGAINST ☐	ABSTAIN ☐

5.	TO APPROVE THE AMENDMENT TO THE COMPANY’S 2016 INCENTIVE COMPENSATION PLAN, AS DESCRIBED IN THE PROXY STATEMENT.	FOR ☐	AGAINST ☐	ABSTAIN ☐

6.
TO APPROVE THE REAPPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG GLOBAL, AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023 AND UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS, AND TO AUTHORIZE THE BOARD, UPON RECOMMENDATION OF THE AUDIT COMMITTEE, TO FIX THE REMUNERATION OF SAID INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.
		FOR ☐	AGAINST ☐	ABSTAIN ☐
The undersigned acknowledges receipt of the Notice of the Annual Meeting of Shareholders and Proxy Statement, dated November 16, 2023.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

The proxy will be voted as specified. If a choice is not specified, this proxy will be voted “FOR” all proposals and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof.

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:          Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.